March 2, 2010

Kelly M. Malson
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina   29607

Re. World Acceptance Corporation
    Form 10-K for March 31, 2009
    File Number 0-19599

Dear Mr. Malson:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2008

Description of Business, page 1

1. In future filings, please revise this section and your MD&A section to include a fairly detailed description of the impact of current economic conditions on your operations and income. This might address, as material, changing loan

demand and default rates relative to current unemployment rates and other economic factors.

2. We note your disclosure regarding political efforts related to the rates you charge and to curtail certain practices in which the company is active. In future filings, please expand your disclosure to address the extent of your operations you believe to be at risk from such political efforts.

3. Also, please quantify the dollar value and type of loans made at various significant interest rate levels.

Note 1 – Summary of Significant Accounting Policies
Loans and Interest Income, page 36

4. We note your accounting policy stating that you generally calculate and recognize interest revenue on your loans using the rule of 78's and the collection method, respectively. We recognize that in our review of your Form 10-K for the fiscal year ending March 31, 2005, we issued various comments on your accounting policy for calculating and recognizing interest revenue and your determination that this revenue recognition method did not differ materially from the interest method. Please provide us the following to update our understanding:

    -   Please quantify the income statement effect for the difference between the rule of 78's / collection method and the level yield method for recognizing interest revenue for the year ended March 31, 2009 and the interim period ended December 31, 2009; and
    -   Please include a related ASC 250-10-S99-1 (formerly known as SAB Topic 1:M) materiality analysis which supports your conclusion that the current revenue recognition method does not differ materially from the interest method.

5. In addition, since your disclosure states that you "generally" calculate and recognize interest revenue on your loans using the rule of 78's and the collection method, respectively, please tell us when you do not calculate and recognize interest revenue via these methods and which alternate method(s) you use. Additionally, please tell us if these alternate method(s) are in accordance with GAAP, and if not, please provide us the information requested in the two bullet points above.

Proxy Statement
Executive Compensation, page 10

6. This section is somewhat difficult to understand. This is partly due to your use of various terms for what is often referred to as *base*, *bonus* and *long term* compensation. In future filings, please use consistent terms that are meaningful to your reader and write out these terms rather than using abbreviations.

Base Salary and Executive Incentive Plan, page 13

7. Please clarify in future filings whether incentive plan compensation is only in cash. Where appropriate, also clarify for the long term incentive award.

8. The last paragraph and table on page 14 appears to belong under different heading. This disclosure provides target information for your overall compensation program rather than your base salary and incentive plan compensation.

How the Company Chose Amounts and /or Formulas for Each Element, page 17

9. In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as bonus and incentive amounts. Note that this applies even where no compensation was ultimately awarded. See Item 402(b) of regulation S-K. In this regard, tell us why you have not disclosed the performance targets that you reference. Consider the need to disclose the actual targets and the company's performance, and explain how those targets resulted in the bonus compensation awarded to the named executive officers. To the extent you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

10. Further, regarding base pay, you refer to a one time adjustment of the base pay level on page 12 to adjust to your peer group, and in the second paragraph on page 14 you say you target the median of "comparative market data." In future filings, for this and other compensation, disclose with quantification how you used peer group data. For example, what was the median level and how does your level compare? Also disclose any other basis for determining the final values, including the employment agreements referenced at the bottom of page 20.

11. If the targets and other factors that you consider do not specifically determine compensation outcomes, please make this clear in future filings. Specifically indicate that your compensation decisions are subjective and not the result of fixed formulas or targets.

Long Term Incentive Awards

12. We note the table on page 13 where you indicate target and max levels and that 67% of this compensation is "time based." However, we note on page 15 you say that this award is "discretionary rather that formula based." Please reconcile this information and discuss the determination of long term incentive awards.

Employment Agreements, page 20

13. In future filings, please disclose the amount of compensation called for by the agreements.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

World Acceptance Corporation
March 2, 2010
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Babette Cooper, Staff Accountant, at 202-551-3396, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Kelly M. Malson
FAX number 864-298-9810